                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                      ___________________________________

                                   FORM 11-K

                                 ANNUAL REPORT

                      ___________________________________


   (Mark One)

         (xx)    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                                       OR

         (  )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      ___________________________________


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                      ___________________________________


                SMITH INTERNATIONAL, INC. 401(K) RETIREMENT PLAN

                    (Full title of the plan and the address,
               if different from that of the issuer named below)

                      ___________________________________

                           SMITH INTERNATIONAL, INC.
                               16740 Hardy Street
                                P. O. Box 60068
                           Houston, Texas  77205-0068

                       (Name and Address of issuer of the
                     Securities held Pursuant to the Plan)

                       [ARTHUR ANDERSEN LLP LETTERHEAD]

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
Smith International, Inc. 401(k) Retirement Plan:

     We have audited the accompanying statements of net assets available for benefits of the Smith International, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected ot the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP
- -----------------------------
    Arthur Andersen LLP


Houston, Texas
May 19, 1995

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1994 AND 1993



                 ASSETS
                 ------

                                                                     1994                1993
                                                                     ----                ----

INVESTMENTS, at fair value:

      Registered investment company shares                       $33,982,327         $31,409,732
      Smith International, Inc. common stock                       6,724,247           4,274,477
      Loans Receivable from Participants                           4,131,719           3,406,960
                                                                 -----------         -----------
                                                                  44,838,293          39,091,169


CASH                                                                 336,148              81,763

CONTRIBUTIONS RECEIVABLE:
     Employee                                                         18,428              21,649
     Employer                                                      2,973,124             897,066
RECEIVABLES - OTHER                                                   26,821              27,109
                                                                 -----------         -----------

TOTAL ASSETS                                                     $48,192,814         $40,118,756
                                                                 ===========         ===========

                 LIABILITIES
                 -----------

PAYABLES - INVESTMENT PURCHASES                                      299,691              61,025
                                                                 -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS                                $47,893,123         $40,057,731
                                                                 ===========         ===========





        The accompanying notes are an integral part of these statements.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994




NET ASSETS AVAILABLE FOR BENEFITS, at beginning of year              $40,057,731
                                                                     -----------
ADDITIONS:
     Investment income:
          Interest                                                       849,784
          Dividends                                                      962,035
     Net realized gain on investments                                  1,835,720
     Net unrealized depreciation of investments                         (895,114)
     Contributions:
          Employee                                                     3,678,560
          Employer                                                     4,650,851
                                                                     -----------
                                                                      11,081,836
                                                                     -----------

DEDUCTIONS:
     Withdrawals                                                       3,246,444
                                                                     -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                      7,835,392
                                                                     -----------

NET ASSETS AVAILABLE FOR BENEFITS, at end of year                    $47,893,123
                                                                     ===========


         The accompanying notes are an integral part of this statement.

                SMITH INTERNATIONAL, INC. 401(K) RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993


1.       SUMMARY OF SIGNIFICANT PLAN PROVISIONS AND ACCOUNTING POLICIES

The Smith International, Inc. 401(k) Retirement Plan (the Plan) allows participants to contribute from 1 percent to 12 percent of their compensation to the Plan on a pretax basis. Prior to July 1, 1983, participants' contributions were taxed prior to being contributed to the Plan. Smith International, Inc. (the Company) contributes to the account of each participant in the Plan between 2 and 6 percent of each participants' compensation based upon the age of the participant. The Company may, in its discretion, also contribute for a Plan Year a Company Matching Contribution with respect to each Member who is in the employ of the Company on the last day of such Plan Year. The Company's Board of Directors shall determine whether a Company Matching Contribution shall be made for a Plan Year, the matching percentage, and the percentage of a Member's Compensation upon which the match shall be based. A matching contribution of $2,959,700 and $1,191,000 was
recorded in 1994 and 1993, respectively by the Company.   Additional key
features of the Plan are summarized below:

         a.      PLAN ADMINISTRATOR AND TRUSTEE

         The Company is the plan administrator of the Plan as defined under the Employee Retirement Income Security Act of 1974. Vanguard Fiduciary Trust Company is the trustee of all investments held by the Plan.

         b.      ELIGIBILITY

         Persons employed by the Company within the United States, citizens of the United States employed abroad who are not covered by a collective bargaining agreement, and employees covered by a collective bargaining agreement which provides for participation in the Plan are eligible to participate. Participation may commence upon the later of such eligible employees' commencement date or the date on which such employees attain the age of eighteen.

         c.      VESTING

         Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, judicial declaration of incompetence, or normal or disability retirement, participants become fully vested in Company contributions and related earnings/losses and all vested balances are distributed.

         d.      COMPENSATION

         Compensation, as defined in the Plan, includes all cash compensation paid by the Company to participants excluding payments made in connection with termination of employment, any compensation deferred under the Company's management incentive plan, and cost-of-living and any other extraordinary payments made to expatriates.

         e.      INVESTMENT PROGRAMS

         Participants have the option of investing their contributions and the Company's matching contributions in any of the following funds of the Vanguard Group of Investment Companies (Vanguard Funds) and/or the Company's common stock:

                 VANGUARD MONEY MARKET FUND

                 Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper, and short-term corporate obligations with the objective of preservation of capital.

                 VANGUARD PRIMECAP FUND

                 Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

                 VANGUARD WELLINGTON FUND

                 Investments are made in a combination of common stocks and fixed income securities with the objective of high income yield.

                 VANGUARD INTERNATIONAL GROWTH FUND - (FORMERLY VANGUARD WORLD
                 FUND)

                 Investments are made in common stocks of companies based outside of the United States with the objective of long- term capital growth.

                 SMITH STOCK FUND

                 Investments are in the common stock of the Company purchased on the open market.

                 VANGUARD WINDSOR FUND

                 Investments are made in a portfolio of common stocks with the objective of long-term growth of capital and income.

                 VANGUARD BOND FUND

                 Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

                 VANGUARD INDEX FUND

                 Investments are made in a portfolio of publicly-traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.

         Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time. (See Note 4 for Net Assets by Fund.)

         f.      ASSET VALUATION

         The assets of the Plan are recorded at cost in the participants' accounts and converted to market value for financial statement presentation. Pursuant to DOL regulations, the realized gain or loss on the sale of the Plan assets, and unrealized appreciation or depreciation of the Plan assets are based on the value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the current year.

         g.      ADMINISTRATIVE EXPENSES

         The Plan is responsible for its administrative expenses. However, in 1994 and 1993, the Company elected to pay all administrative expenses. In the future, the Company may elect to discontinue paying such expenses.

         h.      PRIORITIES UPON PLAN TERMINATION

         The Company intends for the Plan to be permanent; however, in the event of permanent discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

         i.      LOANS

         The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholding over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended repayment period.

         j.      WITHDRAWALS AND FORFEITURES

         A participant may elect to receive benefit payments of any one of the several methods provided by the Plan upon termination or retirement. Plan assets allocated to accounts of participants who have withdrawn from participation in the earning and operations of the Plan amounted to $54,943 at December 31, 1994. Participants can withdraw their pre-July 1, 1983 contributions (see Note 1) in cash without being suspended from making additional contributions to the Plan.

         Upon termination of employment with the Company, participants' vested balances are distributed. Any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. Forfeited amounts are used to reduce future Company contributions. Net assets available for benefits as of December 31, 1994 and 1993, includes forfeited amounts of $0 and $352,774, respectively. Total forfeitures amounted to $39,447 in 1994 and $58,933 in 1993.

2.       TAX STATUS

The Plan obtained its latest tax determination letter on July 25, 1991, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan continues to be qualified and the related trust continues to be tax exempt.

3.       PARTIAL TERMINATION

On March 29, 1993, the Company sold its Directional Drilling Services business to Halliburton Company. As a result of the sale, a significant number of employees who were participants in the plan were no longer employed by the Company. This significant decrease in participants was considered a partial termination, as defined, accordingly, those terminated participants became 100% vested in their respective share of Company contributions and related earnings.

4.  NET ASSETS BY FUND

The net assets available for benefits by fund as of December 31, 1994 and 1993, and changes in net assets available for benefits by fund for the year ended December 31, 1994 are reported on pages 6 through 8.

                   NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                               DECEMBER 31, 1994

                                        MONEY                             INTERNATIONAL     SMITH
                                       MARKET     PRIMECAP   WELLINGTON      GROWTH         STOCK
                                        FUND        FUND        FUND          FUND          FUND
                                    -----------  ----------  ----------   -------------  ----------
           ASSETS
           ------

INVESTMENTS, at fair value
     Registered investment company
          shares                    $12,707,369  $4,563,762  $9,124,543   $2,198,032              -
     Smith International, Inc.
          common stock                        -           -           -            -      6,724,247
      Loans Receivable
          from Participants                   -           -           -            -              -
                                    -----------  ----------  ----------   ----------     ----------
                                     12,707,369   4,563,762   9,124,543    2,198,032      6,724,247

CASH                                          -           -           -            -        336,148

CONTRIBUTIONS RECEIVABLE:
     Employee                             7,214       1,994       4,653        1,301          1,156
     Employer                           916,325     374,292     603,922      181,510        349,879

RECEIVABLES - OTHER                       9,457       3,012       7,015        1,326          1,737
                                    -----------  ----------  ----------   ----------     ----------

TOTAL ASSETS                        $13,640,365  $4,943,060  $9,740,133   $2,382,169     $7,413,167
                                    -----------  ----------  ----------   ----------     ----------

           LIABILITIES
           -----------

Payables - Investment Purchases               -           -           -            -        299,691
                                    -----------  ----------  ----------   ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS   $13,640,365  $4,943,060  $9,740,133   $2,382,169     $7,113,476
                                    ===========  ==========  ==========   ==========     ==========



                                      WINDSOR     BOND      INDEX        LOAN
                                        FUND      FUND       FUND        FUND        TOTAL
                                    ----------  --------  ----------  ----------  -----------
           ASSETS
           ------

INVESTMENTS, at fair value
     Registered investment company
          shares                    $3,757,127  $579,721  $1,051,773           -  $33,982,327
     Smith International, Inc.
          common stock                       -         -           -           -    6,724,247
      Loans Receivable
          from Participants                  -         -           -   4,131,719    4,131,719
                                    ----------  --------  ----------  ----------  -----------
                                     3,757,127   579,721   1,051,773   4,131,719   44,838,293

CASH                                         -         -           -           -      336,148

CONTRIBUTIONS RECEIVABLE:
     Employee                            1,271       242         597           -       18,428
     Employer                          373,910    60,950     112,336           -    2,973,124

RECEIVABLES - OTHER                      3,233       349         692           -       26,821
                                    ----------  --------  ----------  ----------  -----------

TOTAL ASSETS                        $4,135,541  $641,262  $1,165,398  $4,131,719  $48,192,814
                                    ----------  --------  ----------  ----------  -----------

           LIABILITIES
           -----------

Payables - Investment Purchases              -         -           -           -      299,691
                                    ----------  --------  ----------  ----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS   $4,135,541  $641,262  $1,165,398  $4,131,719  $47,893,123
                                    ==========  ========  ==========  ==========  ===========

                   NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                               DECEMBER 31, 1993

                                        MONEY                             INTERNATIONAL     SMITH
                                       MARKET     PRIMECAP   WELLINGTON      GROWTH         STOCK
                                        FUND        FUND        FUND          FUND          FUND
                                    -----------  ----------  ----------   -------------  ----------
           ASSETS
           ------

INVESTMENTS, at fair value
     Registered investment company
          shares                    $11,786,201  $3,471,330  $9,035,633   $1,851,949              -
     Smith International, Inc.
          common stock                        -           -           -            -      4,274,477
     Loans Receivable
           from Participants                  -           -           -            -              -
                                    -----------  ----------  ----------   ----------     ----------
                                     11,786,201   3,471,330   9,035,633    1,851,949      4,274,477

CASH                                          -           -           -            -         81,763

CONTRIBUTIONS RECEIVABLE:
     Employee                             6,872       2,066       6,591        1,184          1,373
     Employer                           117,001     129,930     276,592       50,033        135,969

RECEIVABLES - OTHER                       9,108       2,771       7,620        1,136          1,858
                                    -----------  ----------  ----------   ----------     ----------


TOTAL ASSETS                        $11,919,182  $3,606,097  $9,326,436   $1,904,302     $4,495,440
                                    -----------  ----------  ----------   ----------     ----------

           LIABILITIES
           -----------

PAYABLES - INVESTMENT PURCHASES               -           -           -            -         61,025
                                    -----------  ----------  ----------   ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS   $11,919,182  $3,606,097  $9,326,436   $1,904,302     $4,434,415
                                    ===========  ==========  ==========   ==========     ==========



                                      WINDSOR     BOND      INDEX        LOAN
                                        FUND      FUND       FUND        FUND        TOTAL
                                    ----------  --------  ----------  ----------  -----------
           ASSETS
           ------

INVESTMENTS, at fair value
     Registered investment company
          shares                    $3,560,721  $731,889    $972,009           -  $31,409,732
     Smith International, Inc.
          common stock                       -         -           -           -    4,274,477
     Loans Receivable
           from Participants                 -         -           -   3,406,960    3,406,960
                                    ----------  --------  ----------  ----------  -----------
                                     3,560,721   731,889     972,009   3,406,960   39,091,169

CASH                                         -         -           -           -       81,763

CONTRIBUTIONS RECEIVABLE:
     Employee                            2,275       452         836           -       21,649
     Employer                          115,661    23,595      48,285           -      897,066

RECEIVABLES - OTHER                      3,294       552         770           -       27,109
                                    ----------  --------  ----------  ----------  -----------

TOTAL ASSETS                        $3,681,951  $756,488  $1,021,900  $3,406,960  $40,118,756
                                    ----------  --------  ----------  ----------  -----------

           LIABILITIES
           -----------

PAYABLES - INVESTMENT PURCHASES              -         -           -           -       61,025
                                    ----------  --------  ----------  ----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS   $3,681,951  $756,488  $1,021,900  $3,406,960  $40,057,731
                                    ==========  ========  ==========  ==========  ===========

              CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                        MONEY                              INTERNATIONAL     SMITH
                                       MARKET      PRIMECAP   WELLINGTON      GROWTH         STOCK
                                        FUND         FUND        FUND          FUND          FUND
                                    -----------   ----------  ----------   -------------  ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year              $11,919,182   $3,606,097  $9,326,436   $1,904,302     $4,434,415
                                    -----------   ----------  ----------   ----------     ----------

     PLAN ADDITIONS:
     Investment income:
          Interest                      532,501            -           -            -              -
          Dividends                           -      115,426     419,373       28,904              -
     Net realized gain (loss) on
       investments                            -       37,062     (32,456)       5,339      1,844,428

     Net unrealized appreciation
       (depreciation) of
         investments                          -      274,020    (424,557)     (26,633)      (266,238)

     Contributions:
          Employee                    1,041,971      416,852     770,570      264,200        364,324
          Employer                    1,432,090      542,702     997,866      290,201        536,559
                                    -----------   ----------  ----------   ----------     ----------

                                      3,006,562    1,386,062   1,730,796      562,011      2,479,073
                                    -----------   ----------  ----------   ----------     ----------

     PLAN DEDUCTIONS:
     Withdrawals                     (1,344,996)    (258,645)   (574,823)    (104,361)      (262,735)

INTER-FUND TRANSFERS:
  Increase (decrease)                    59,617      209,546    (742,276)      20,217        462,723
                                    -----------   ----------  ----------   ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                    $13,640,365   $4,943,060  $9,740,133   $2,382,169     $7,113,476
                                    ===========   ==========  ==========   ==========     ==========

                                      WINDSOR     BOND       INDEX         LOAN
                                        FUND      FUND        FUND         FUND         TOTAL
                                    ----------  --------   ----------   ----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year              $3,681,951  $756,488   $1,021,900   $3,406,960   $40,057,731
                                    ----------  --------   ----------   ----------   -----------

     PLAN ADDITIONS:
     Investment income:
          Interest                           -    53,028            -      264,255       849,784
          Dividends                    365,381         -       32,951            -       962,035
     Net realized gain (loss) on
       investments                      15,170   (32,303)      (1,520)           -     1,835,720

     Net unrealized appreciation
       (depreciation) of
         investments                  (374,118)  (59,825)     (17,763)           -      (895,114)

     Contributions:
          Employee                     524,600   107,907      188,136            -     3,678,560
          Employer                     581,685    99,905      169,843            -     4,650,851
                                    ----------  --------   ----------   ----------   -----------

                                     1,112,718   168,712      371,647      264,255    11,081,836
                                    ----------  --------   ----------   ----------   -----------

     PLAN DEDUCTIONS:
     Withdrawals                      (352,829)  (31,485)    (102,846)    (213,724)   (3,246,444)

INTER-FUND TRANSFERS:
  Increase (decrease)                 (306,299) (252,453)    (125,303)     674,228             -
                                    ----------  --------   ----------   ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                    $4,135,541  $641,262   $1,165,398   $4,131,719   $47,893,123
                                    ==========  ========   ==========   ==========   ===========

                                                                      SCHEDULE I

               SMITH INTERNATIONAL, INC. 401 (k) RETIREMENT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1994

                                                                                 NUMBER OF SHARES
                  IDENTITY                                                              OR                        CURRENT
                  OF ISSUE                              DESCRIPTION              PRINCIPAL AMOUNT      COST        VALUE
- -----------------------------------------  ------------------------------------  ----------------  -----------  -----------

Vanguard Group of Investment Companies(1)  Vanguard Money Market Fund               12,707,369     $ 2,707,369  $    12,707

Vanguard Group of Investment Companies(1)  Vanguard PRIMECAP Fund                      228,417       3,713,637    4,563,762

Vanguard Group of Investment Companies(1)  Vanguard Wellington Fund                    470,580       8,702,737    9,124,543

Vanguard Group of Investment Companies(1)  Vanguard International Growth Fund          163,666       1,906,146    2,198,032

Vanguard Group of Investment Companies(1)  Vanguard Windsor Fund                       298,422       3,990,333    3,757,127

Vanguard Group of Investment Companies(1)  Vanguard Bond Fund                           72,015         629,289      579,721

Vanguard Group of Investment Companies(1)  Vanguard Index Fund                          24,477         995,940    1,051,773

Smith International, Inc. (1)              Common stock                                538,076       7,416,665    6,724,247

Smith International, Inc.                  Loans Receivable from Participants                        4,131,719    4,131,719
     401 (k) Retirement Plan(1)              (Highest and lowest interest rates                    -----------  -----------
                                             are 12.5% and 7.0%)
                                                                                                   $44,193,835  $44,838,293
                                                                                                   ===========  ===========
</Table
- -----------------------------------------
(1)Identified party in interest

           The foregoing notes are an integral part of this schedule.

                                                                     SCHEDULE II

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994



                                                                                 NUMBER OF
                                                                                 SHARES OR
               IDENTITY OF                                                       PRINCIPAL    PURCHASE     SELLING
              PARTY INVOLVED                    DESCRIPTION OF ASSETS             AMOUNT       PRICE        PRICE
- --------------------------------------  --------------------------------------  ----------  -----------  -----------
Smith International, Inc.               Common Stock
                                           Purchases (177)                       1,089,743  $15,306,789
                                           Sales (193)                           1,017,562               $14,435,209

Vanguard Group of Investment Companies  Registered investment company shares:
                                            Vanguard Wellington Fund
                                              Purchases (150)                      154,583    3,082,716
                                              Sales (173)                          125,795                 2,536,793

Vanguard Group of Investment Companies      Vanguard Windsor Fund
                                              Purchases (149)                      217,001    3,011,514
                                              Sales (139)                          174,565                 2,456,162

Vanguard Group of Investment Companies      Vanguard Money Market Fund
                                               Purchases (222)                  16,488,611   16,488,611
                                               Sales (224)                      15,567,443                15,567,443

Vanguard Group of Investment Companies      Vanguard PRIMECAP Fund
                                               Purchases (138)                     101,837    2,003,761
                                               Sales (141)                          61,873                 1,222,411

Vanguard Group of Investment Companies      Vanguard International Growth Fund
                                               Purchases (138)                     108,642    1,488,939
                                               Sales (124)                          82,053                 1,121,562



                                                                                                 CURRENT VALUE        NET
               IDENTITY OF                                                                        OF ASSET ON        GAIN
              PARTY INVOLVED                    DESCRIPTION OF ASSETS           COST OF ASSET   TRANSACTION DATE    (LOSS)
- --------------------------------------  --------------------------------------  -------------   ----------------  ----------
Smith International, Inc.               Common Stock
                                           Purchases (177)                                         $15,306,789
                                           Sales (193)                           $12,986,862       $14,435,209    $1,448,347

Vanguard Group of Investment Companies  Registered investment company shares:
                                            Vanguard Wellington Fund
                                              Purchases (150)                                        3,082,716
                                              Sales (173)                          2,414,318         2,536,793       122,475

Vanguard Group of Investment Companies      Vanguard Windsor Fund
                                              Purchases (149)                                        3,011,514
                                              Sales (139)                          2,387,405         2,456,162        68,757

Vanguard Group of Investment Companies      Vanguard Money Market Fund
                                               Purchases (222)                                      16,488,611             -
                                               Sales (224)                        15,567,443        15,567,443

Vanguard Group of Investment Companies      Vanguard PRIMECAP Fund
                                               Purchases (138)                                       2,003,761
                                               Sales (141)                         1,082,104         1,222,411       140,307

Vanguard Group of Investment Companies      Vanguard International Growth Fund
                                               Purchases (138)                                       1,488,939
                                               Sales (124)                         1,052,409         1,121,562        69,153


NOTE: This schedule is a listing of investment transactions which exceed 5 percent of the Plan assets as of the beginning of the Plan year.


           The foregoing notes are an integral part of this schedule.